Exhibit 99.5

May __, 2006

EHC Producer/Shareholder

Dear________________

You will receive, or may have already received, a prospectus from Eastern Insurance Holdings, Inc. offering up to 8,305,556 shares of common stock in connection with the conversion of Educators Mutual Life Insurance Company from the mutual to the stock form of organization. You received this prospectus because you are not only an agent of Eastern Holding Company but also a shareholder. I wanted to write you personally to advise you of the offering and give you the opportunity to let us know if others within your agency or otherwise have an interest in participating.

This subscription rights offering will be made simultaneously to persons in the following listed categories and subscriptions (orders for shares) will be filled in the following order of priority:

•	Members of Educators as of March 17, 2005;

•	An Eastern Insurance Holdings, Inc. employee stock ownership plan (ESOP);

•	Officers, directors and employees of Educators;

•	Officers, directors and employees of Eastern Holding Company. Ltd. (the Company in which you are a shareholder);

•	Shareholders of Eastern Holding Company.

Any shares of common stock not sold in the offering described above will be offered in a “community offering” which will run concurrently with the subscription rights offering and end at the same time. So, purchase orders for shares will be solicited concurrently from the five categories of eligible persons and the “community” during, at least, a thirty-day period.

A minimum of 5,525,000 shares of common stock must be sold to complete the conversion of Educators. The minimum number of shares that a person may purchase is 25 shares. The price per share will be $10.00. The maximum number of shares that a person may purchase is 100,000 and the maximum that any person and his or her affiliates, or any group acting in concert may purchase is 150,000 shares.

If the members of Educators purchased not only the minimum of 5,525,000 shares, but rather the maximum of 7,475,000 shares (excludes ESOP shares), then no purchase orders from the other four categories of eligible persons or those solicited in the community offering would be accepted. All funds received from those sources would be returned to those persons.

Conversely, if purchase orders from the five eligible categories add up to anything less than the maximum shares to be sold, orders received from the community offering can be accepted. Therefore, the purpose of this letter.

If you would like anyone in your agency, company, any member of your family, or any friend to receive the prospectus as a potential member of the community offering, please forward their names and address to me. I will certainly make every effort to have them included in the mailing.

Sincerely,

Bruce M. Eckert

Chairman and Chief Executive Officer

BME/wsk